QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(11)

NATURE'S SUNSHINE PRODUCTS ANNOUNCES PRELIMINARY
RESULTS OF ITS DUTCH AUCTION TENDER OFFER

        PROVO, UTAH, September 2, 2005—Nature's Sunshine Products, Inc. (NASDAQ:NATR), a leading manufacturer and marketer of encapsulated herbs and vitamins, today announced the preliminary results of its Dutch Auction tender offer to purchase up to 500,000 shares of its outstanding common stock at a price not less than $21.00 and not greater than $22.25 per share.

        Based on the preliminary count by the depositary for the tender offer, 513,057 shares of common stock, including approximately 32,836 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $21.75 per share. By exercising its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer, Nature's Sunshine expects to purchase all 513,057 shares of common stock at a purchase price of $21.75 per share.

        The purchase price and number of shares tendered are preliminary and subject to confirmation by the depositary of the proper delivery of all shares tendered and not withdrawn. Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after the completion of the final purchase price computation.

        Georgeson Shareholder Securities Corporation acted as dealer manger for the tender offer. The depositary is American Stock Transfer & Trust Company. For questions and information, please contact the information agent for the tender offer, Georgeson Shareholder Communications, Inc., by calling (888) 264-7051.

About Nature's Sunshine

        Nature's Sunshine Products manufactures and markets through direct sales encapsulated and tableted herbal products, high quality natural vitamins, and other complementary products. In addition to the United States, the Company has operations in Japan, Mexico, Central America, South Korea, Canada, Dominican Republic, Venezuela, Ecuador, Peru, the United Kingdom and Ireland, Colombia, Brazil, Thailand, Israel, Singapore and Taiwan. The Company also has exclusive distribution agreements with selected companies in Argentina, Australia, Chile, New Zealand, Norway, and the Russian Federation.

Contact:

Craig D. Huff Chief Financial Officer 75 East 1700 South P.O. Box 19005 Provo, UT 84605 (801) 342-4370	Steven S. Anreder Anreder & Co. 10 East 40th Street Suite 1308 New York, NY 10016 (212) 532-3232

For more information, contact us at our website at www.natr.com.

QuickLinks

NATURE'S SUNSHINE PRODUCTS ANNOUNCES PRELIMINARY RESULTS OF ITS DUTCH AUCTION TENDER OFFER